UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
(Amendment No. 4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
GLOBAL MED TECHNOLOGIES, INC.
(Name of Subject Company (Issuer))
Atlas Acquisition Corp.
Haemonetics Corporation
(Names of Filing Persons (Offerors))

Common Stock, $0.01 par value per share, and
Series A Convertible Preferred Stock, $0.01 par value per share
(Title of Class of Securities)

37935E101
(CUSIP Number of Class of Securities)

Brian P. Concannon
President and Chief Executive Officer
Haemonetics Corporation
400 Wood Road
Braintree, Massachusetts 02184
(781) 848-7100
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Filing Persons)
Copies to:

James S. O’Shaughnessy, Esq. General Counsel Haemonetics Corporation 400 Wood Road Braintree, Massachusetts 02184 (781) 848-7100	Lisa R. Haddad, Esq. Goodwin Procter LLP 53 State Street Boston, Massachusetts 02109 (617) 570-1000
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$73,386,833.94	$5,233

*	Estimated solely for purposes of calculating amount of filing fee in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The transaction value is based upon the offer to purchase up to 54,653,157 shares of Common Stock of Global Med Technologies, Inc. at a purchase price of $1.22 cash per share and 3,960 shares of Series A Convertible Preferred Stock at a purchase price of $1,694.44 cash per share. Such number of shares of Common Stock represents the total of 38,160,594 issued and outstanding shares of Common Stock, outstanding options with respect to 6,420,271 shares of Common Stock, and outstanding warrants with respect to 10,072,292 shares of Common Stock, in each case as of February 18, 2010. Such number of shares of Series A Convertible Preferred Stock represents all issued and outstanding shares of Series A Convertible Preferred Stock as of February 18, 2010.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Exchange Act, equals 0.00007130 of the transaction valuation.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$5,233	Filing Party:	Haemonetics Corporation and Atlas Acquisition Corp.
Form or Registration No.:	Schedule TO	Date Filed:	February 19, 2010
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This Amendment No. 4 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on February 19, 2010, as amended by that certain Amendment No. 1 to the Schedule TO filed with the SEC on February 25, 2010, that certain Amendment No. 2 to the Schedule TO filed with the SEC on March 9, 2010, and that certain Amendment No. 3 to the Schedule TO filed with the SEC on March 11, 2010 (as so amended, the “Schedule TO”). The Schedule TO relates to the offer by Atlas Acquisition Corp., a Colorado corporation (“Acquisition Corp.”) and a direct wholly-owned subsidiary of Haemonetics Corporation, a Massachusetts corporation (“Haemonetics”), to purchase all of the outstanding shares of common stock, $0.01 par value per share (the “Common Shares”), of Global Med Technologies, Inc., a Colorado corporation (“Global Med”), at a purchase price of $1.22 per Common Share, net to the seller in cash, without interest thereon, less any applicable withholding taxes, and to purchase all of the outstanding shares of Global Med’s Series A Convertible Preferred Stock, $0.01 par value per share (the “Preferred Shares,” and together with the Common Shares, the “Shares”), at a purchase price of $1,694.44 per Preferred Share, net to the seller in cash, without interest thereon, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 19, 2010, as amended and supplemented (the “Offer to Purchase”), and in the related Letter of Transmittal for the Preferred Shares and the Letter of Transmittal for the Common Shares (each, as the context requires, the “Letter of Transmittal”), which, together with any amendments or supplements thereto, collectively constitute the “Offer.” This Amendment is being filed on behalf of Acquisition Corp. and Haemonetics.
     The information set forth in the Offer to Purchase, including Annex I thereto, the Letter of Transmittal for the Common Shares and the Letter of Transmittal for the Preferred Shares, copies of which are filed with the Schedule TO as Exhibits (a)(1)(A), (a)(1)(B) and (a)(1)(C) thereto, respectively, is incorporated by reference in the answers to Items 1 through 9 and Item 11 of the Schedule TO and this Amendment, as applicable, and is supplemented by the information specifically provided in the Schedule TO and this Amendment.
     Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule TO. You should read this Amendment together with the Schedule TO and the information incorporated therein. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.
ITEM 1. SUMMARY TERM SHEET.
     The section of the Offer to Purchase entitled “SUMMARY TERM SHEET,” incorporated into Item 1 of the Schedule TO by reference, is hereby amended as set forth in Item 4 of this Amendment.
ITEM 4. TERMS OF THE TRANSACTION.
     The Offer to Purchase, incorporated by reference in its entirety into Item 4(a) of the Schedule TO, is hereby amended as set forth in this Amendment.
     In addition, on March 18, 2010, Haemonetics and Acquisition Corp. issued a press release announcing that, with the consent of Global Med, the Offer is being extended to 12:00 midnight, Boston, Massachusetts time on March 24, 2010, in connection with the parties reaching an agreement in principle (formalized in a written memorandum of understanding) with the Consolidated Plaintiffs as discussed in Item 11 of this Amendment. As of the close of business on March 17, 2010, 3,960 Preferred Shares and 21,049,667 Common Shares had been tendered in and not withdrawn from the Offer. These tendered Shares constituted 100% of the Preferred Shares outstanding and approximately 55% of the Common Shares outstanding (or approximately 40% of the Common Shares outstanding on a fully diluted basis as described in the Offer to Purchase). The press release is attached hereto as Exhibit (a)(5)(B).
     Accordingly, references to the Expiration Date in the Offer to Purchase are hereby amended to be references to “12:00 midnight, Boston, Massachusetts time, on March 24, 2010,” including the references contained in the following sections: cover page, “IMPORTANT,” “SUMMARY TERM SHEET,” the response to the question “How long do I have to tender in the Offer?” appearing on page iv of the Offer to Purchase, and “THE TENDER OFFER” — Section 1 (“Terms of the Offer”).
ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
     The information incorporated by reference into Items 5(a) and (b) of the Schedule TO is amended by the following amendments to the Offer to Purchase:
     “THE TENDER OFFER” — Section 11 (“Contacts and Transactions with Global Med; Background of the Offer”)
     This section is hereby amended and supplemented by adding the following text immediately following the last paragraph thereof:
“On March 17, 2010, for the sole purpose of reducing the termination fee set forth in Section 9.2(b) of the Merger Agreement from $2,600,000 to $2,400,000, Haemonetics, Acquisition Corp. and Global Med entered into Amendment No. 1 to the Merger Agreement.”
Amendment No. 1 to the Merger Agreement is attached hereto as Exhibit (d)(1)(A).
     “THE TENDER OFFER” — Section 12 (“Purpose of the Offer; the Merger Agreement; Plans for Global Med”)
     This section is hereby amended by replacing, on page 26 of the Offer to Purchase, the amount “$2,600,000” with “$2,400,000.”
ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
     The section of the Offer to Purchase entitled “THE TENDER OFFER” — Section 12 (“Purpose of the Offer; the Merger Agreement; Plans for Global Med”), incorporated by reference into Items 6(a) and (c)(1)-(7) of the Schedule TO, is hereby amended as set forth in Item 5 of this Amendment.
ITEM 11. ADDITIONAL INFORMATION.
     The section of the Offer to Purchase entitled “THE TENDER OFFER” — Section 11 (“Contacts and Transactions with Global Med; Background of the Offer”), incorporated into Item 11(a)(1) of the Schedule TO by reference, is hereby amended as set forth in Item 5 of this Amendment.
     The section of the Offer to Purchase entitled “THE TENDER OFFER” — Section 12 (“Purpose of the Offer; the Merger Agreement; Plans for Global Med”), incorporated into Items 11(a)(1), (2) and (3) of the Schedule TO by reference, is hereby amended as set forth in Item 5 of this Amendment.
     The information incorporated by reference into Item 11(a)(5) of the Schedule TO is amended by the following amendment to the Offer to Purchase:
     “THE TENDER OFFER” — Section 17 (“Legal Proceedings”)
     The text of the penultimate paragraph of this section is amended by deleting “In re Global Med Technologies, Inc. Shareholder Litigation, Case No. 2010CV673” and replacing it with “Carmelo J. Corica, Joseph F. Sham and Robert O’Brien v. Michael Ruxin, et al., Case No. 10CV673 (the “Consolidated Action”).”
     The text “and plan to vigorously defend against it,” which appears at the end of the first three paragraphs of this section, is hereby deleted in its entirety in each instance.
     The text of this section is hereby amended and supplemented further by adding the following text immediately preceding the last paragraph thereof:

     “On March 17, 2010, the parties to the Consolidated Action entered into a memorandum of understanding (“MOU”), pursuant to which the parties reached an agreement in principle to settle the Consolidated Action. Pursuant to the MOU, the parties agreed that (i) Haemonetics and Acquisition Corp. will extend the Offer to 12:00 midnight, Boston, Massachusetts time on March 24, 2010, (ii) Global Med will provide certain supplemental disclosures to its Solicitation/Recommendation Statement on Schedule 14D-9, and (iii) Section 9.2(b) of the Merger Agreement will be amended to reduce the termination fee from $2,600,000 to $2,400,000. In exchange, following confirmatory discovery, the parties will attempt in good faith to agree to a stipulation of settlement and, upon court approval of that stipulation, the Consolidated Plaintiffs will dismiss the Consolidated Action with prejudice, and the Defendants will be released from any claims arising out of the Offer, the Merger or any related transaction, other than the fees and costs of the attorneys for the Consolidated Plaintiffs awarded by the court, if any.
     Haemonetics and Acquisition Corp. have denied, and continue to deny, that either of them has committed or aided and abetted in the commission of any violation of law of any kind or engaged in any of the wrongful acts alleged in the Consolidated Action. Haemonetics and Acquisition Corp. have negotiated to reach the agreement in principle to settle the Consolidated Action solely to eliminate the burden and expense of further litigation. In the event that the settlement is not approved, Haemonetics and Acquisition Corp. plan to vigorously defend against the Consolidated Action.”
     The Offer to Purchase, incorporated by reference in its entirety into Item 11(b) of the Schedule TO, is hereby amended as set forth in this Amendment.
ITEM 12. EXHIBITS.
Item 12 of the Schedule TO is hereby amended and restated in its entirety as follows:

(a)(1)(A)*	Offer to Purchase, dated February 19, 2010.

(a)(1)(B)*	Form of Letter of Transmittal for Common Shares.

(a)(1)(C)*	Form of Letter of Transmittal for Preferred Shares.

(a)(1)(D)*	Form of Notice of Guaranteed Delivery for Common Shares.

(a)(1)(E)*	Form of Notice of Guaranteed Delivery for Preferred Shares.

(a)(1)(F)*	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(G)*	Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(H)*	Summary Advertisement published in the Wall Street Journal on February 19, 2010.

(a)(5)(A)*	Joint Press Release issued by Haemonetics and Global Med, dated February 1, 2010 (incorporated herein by reference to Exhibit 99.1 to the Tender Offer Statement on Schedule TO filed by Haemonetics on February 1, 2010).

(a)(5)(B)	Press Release issued by Haemonetics and Acquisition Corp. on March 18, 2010.

(b)	None.

(d)(1)*	Agreement and Plan of Merger, dated as of January 31, 2010, by and among Haemonetics, Acquisition Corp. and Global Med (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Global Med with the SEC on February 2, 2010).

(d)(1)(A)	Amendment No. 1 to Agreement and Plan of Merger, dated as of March 17, 2010, by and among Haemonetics, Acquisition Corp. and Global Med.

(d)(2)(A)*	Tender and Support Agreement, dated as of January 31, 2010, by and among Haemonetics, Acquisition Corp. and each of Michael I. Ruxin and Thomas F. Marcinek.

(d)(2)(B)*	Tender and Support Agreement, dated as of January 31, 2010, by and among Haemonetics, Acquisition Corp. and Victory Park Special Situations Master Fund Ltd.

(d)(3)(A)*	Employment Agreement, dated as of January 31, 2010, by and between Haemonetics and Michael I. Ruxin.

(d)(3)(B)*	Employment Agreement, dated as of January 31, 2010, by and between Haemonetics and Thomas F. Marcinek.

(d)(4)*	Confidentiality Agreement, dated as of March 30, 2009, by and between Haemonetics and Global Med.

(d)(5)*	Letter agreement, dated December 2, 2009, by and between Global Med and Haemonetics.

(d)(6)*	Letter agreement, dated January 25, 2010, by and between Global Med and Haemonetics.

(g)	None.

(h)	None.

*	Filed previously.

SIGNATURES
          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HAEMONETICS CORPORATION
Dated: March 18, 2010	By:	/s/ Christopher J. Lindop
		Name:	Christopher J. Lindop
		Title:	Vice President and Chief Financial Officer

ATLAS ACQUISITION CORP.
Dated: March 18, 2010	By:	/s/ James S. O’Shaughnessy
		Name:	James S. O’Shaughnessy
		Title:	Secretary

EXHIBIT INDEX
The Exhibit Index is hereby amended and restated in its entirety as follows:

(a)(1)(A)*	Offer to Purchase, dated February 19, 2010.

(a)(1)(B)*	Form of Letter of Transmittal for Common Shares.

(a)(1)(C)*	Form of Letter of Transmittal for Preferred Shares.

(a)(1)(D)*	Form of Notice of Guaranteed Delivery for Common Shares.

(a)(1)(E)*	Form of Notice of Guaranteed Delivery for Preferred Shares.

(a)(1)(F)*	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(G)*	Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(H)*	Summary Advertisement published in the Wall Street Journal on February 19, 2010.

(a)(5)(A)*	Joint Press Release issued by Haemonetics and Global Med, dated February 1, 2010 (incorporated herein by reference to Exhibit 99.1 to the Tender Offer Statement on Schedule TO filed by Haemonetics on February 1, 2010).

(a)(5)(B)	Press Release issued by Haemonetics and Acquisition Corp. on March 18, 2010.

(b)	None.

(d)(1)*	Agreement and Plan of Merger, dated as of January 31, 2010, by and among Haemonetics, Acquisition Corp. and Global Med (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Global Med with the SEC on February 2, 2010).

(d)(1)(A)	Amendment No. 1 to Agreement and Plan of Merger, dated as of March 17, 2010, by and among Haemonetics, Acquisition Corp. and Global Med.

(d)(2)(A)*	Tender and Support Agreement, dated as of January 31, 2010, by and among Haemonetics, Acquisition Corp. and each of Michael I. Ruxin and Thomas F. Marcinek.

(d)(2)(B)*	Tender and Support Agreement, dated as of January 31, 2010, by and among Haemonetics, Acquisition Corp. and Victory Park Special Situations Master Fund Ltd.

(d)(3)(A)*	Employment Agreement, dated as of January 31, 2010, by and between Haemonetics and Michael I. Ruxin.

(d)(3)(B)*	Employment Agreement, dated as of January 31, 2010, by and between Haemonetics and Thomas F. Marcinek.

(d)(4)*	Confidentiality Agreement, dated as of March 30, 2009, by and between Haemonetics and Global Med.

(d)(5)*	Letter agreement, dated December 2, 2009, by and between Global Med and Haemonetics.

(d)(6)*	Letter agreement, dated January 25, 2010, by and between Global Med and Haemonetics.

(g)	None.

(h)	None.

*	Filed previously.